EXHIBIT 99.1

POET Announces Design Win and Collaboration with Foxconn Interconnect Technology for High-speed AI Systems

TORONTO, May 14, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and artificial intelligence markets, today announced that Foxconn Interconnect Technology (“FIT”), a market leader of interconnect solutions for communication infrastructure and several other large, high-growth markets, has selected POET’s optical engines, which are silicon photonics integrated circuits (Silicon PIC), for its 800G and 1.6T optical transceiver modules.

POET and FIT have entered into a collaboration to develop 800G and 1.6T pluggable optical transceiver modules using POET optical engines with an aim to address the growth in demand from cutting-edge AI applications and high-speed data center networks. As part of the collaboration, POET will develop and supply its silicon photonics integrated circuit optical engines based on the patented POET Optical Interposer™ technology and FIT, one of the world’s leading manufacturers of interconnect technologies, will design and supply the high-speed pluggable optical transceivers for delivery to some of the largest end customers in the world.

"The growth in demand from emerging applications such as artificial intelligence and machine learning requires continuous innovation to keep pace with power and cost requirements,” said Joseph Wang, CTO at FIT. “We are excited to partner with POET on this development. POET’s hybrid-integration platform technology will enable us to use best-of-breed components and ramp to high volume at a much faster pace and in a cost-efficient manner.”

“POET’s vision is to ‘semiconductorize’ photonics by integrating electronic and photonic components on the interposer to enable wafer-scale assembly,” said Dr. Suresh Venkatesan, POET’s Chairman and CEO. “We are honored to work with an industry leader like FIT, capable of ramping to high volume production with its expertise in transceiver design and manufacturing. We look forward to expanding our collaboration to future projects once this initial project is complete.”

POET’s transmit optical engines integrate externally modulated lasers (EMLs), EML drivers, monitor photodiodes, optical waveguides, thermistors and an optical multiplexer, where applicable, on to an optical interposer-based PIC. The receive optical engines integrate high-speed photodiodes, transimpedance amplifiers, optical waveguides and optical demultiplexers, where applicable. All components are passively assembled on the interposer at wafer scale using standard pick-and-place semiconductor equipment. Passive alignment of the photonic elements and use of high-speed RF traces between the electronic and photonic components to avoid wire-bonds are two hallmarks of the technology.

POET expects to complete the design of the optical engines for FIT by Q3 2024 and start optical engine production at its joint venture, Super Photonics Xiamen, by Q4 2024.

The global optical transceiver market for 800G and 1.6T speed is projected to grow at a CAGR of 33%, from $2.5 billion in 2024 to $10.5 billion by 2029, according to Lightcounting Market forecast.

To view a YouTube video with further information, visit: https://youtu.be/qXBfL1l4b-k

About POET Technologies Inc.

POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

About Foxconn Interconnect Technology (”FIT“):
FIT Hon Teng Limited (6088.HK) focuses on precision design and manufacturing of connector products as its core. FIT continues to explore 5G AIoT, EV mobility, and audio applications areas, stepping into consumer brand operations. For more information about FIT, please see: www.fit-foxconn.com

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet-technologies.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to market size, the capability, functionality, performance and cost of the Company’s technology, the capabilities and expected success of its joint venture, as well as the timing and inclusion of its technology in customer’s current and future products.

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